Exhibit 21
Subsidiaries of Lockheed Martin Corporation

Name of Subsidiary	Place of Formation
Helicopter Support, Inc.	Connecticut
Lockheed Martin Aerospace Systems Integration, LLC	Delaware
Lockheed Martin Australia Pty Limited	Australia
Lockheed Martin Canada Inc.	Canada
Lockheed Martin Global, Inc.	Delaware
Lockheed Martin Investments Inc.	Delaware
Lockheed Martin Overseas, LLC	Delaware
Lockheed Martin UK Ampthill Limited	United Kingdom
Lockheed Martin UK Limited	United Kingdom
Polskie Zaklady Lotnicze Sp. Zo.o	Poland
Sikorsky Aircraft Corporation	Delaware
Sikorsky International Operations, Inc.	Delaware
Zeta Associates, Inc.	Virginia
    We have additional operating subsidiaries that, if considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.
    All of the above listed subsidiaries have been consolidated in our consolidated financial statements.